AM
2-22-2005

05035618

CM 2/16

SEC[illegible] [illegible]MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41080

SEC RECEIVED FEB 14 2005 PROCESSING WASH., D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Haas Financial Products Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
29600 Northwestern Hwy #114
(No. and Street)

Southfield, MI 48034-1016
(City) (State) (Zip Code)

PROCESSED FEB 23 2005 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Davis 248-213-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Tassoni & Corbett PC
(Name – *if individual, state last, first, middle name*)

30150 Telegraph Rd #371 Bingham Farms, MI 48025-5709
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haas Financial Products Inc, as of February 8, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODI R. KALLGREN
Notary Public, State of Michigan
County of Oakland
My Commission Expires Nov. 8, 2010
Acting in the County of Oakland

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- X☒ (a) Facing Page.
- X☒ (b) Statement of Financial Condition.
- X☒ (c) Statement of Income (Loss).
- X☒ (d) Statement of Changes in Financial Condition.
- X☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAAS FINANCIAL PRODUCTS, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

CERTIFIED PUBLIC ACCOUNTANTS
30150 TELEGRAPH ROAD • SUITE 371
BINGHAM FARMS, MI 48025
(248) 642-0455 • FAX (248) 642-5886

TASSONI & CORBETT, P.C.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Haas Financial Products, Inc.
Southfield, Michigan

We have audited the accompanying balance sheet of Haas Financial Products, Inc., as of December 31, 2004, and the related statements of changes in stockholders' equity, income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haas Financial Products, Inc., as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Tassoni & Corbett, P.C.

Tassoni & Corbett, P.C.
Certified Public Accountants

January 14, 2005

HAAS FINANCIAL PRODUCTS, INC.

TABLE OF CONTENTS

HAAS FINANCIAL PRODUCTS, INC.

BALANCE SHEET
December 31, 2004

ASSETS

Current Assets:	
Cash	$ 24,823
Prepaid Insurance	13,415
Accrued Commissions Receivable	4,735
Total Current Assets	$ 42,973
Property and Equipment:	
Office Equipment	$ 79,804
Total Property and Equipment	$ 79,804
Less: Accumulated Depreciation	68,412
Net Property and Equipment	$ 11,392
Other Assets:	
Life Insurance-CSV	$ 17,522
Total Other Assets	$ 17,522
Total Assets	$ 71,887

LIABILITIES

Current Liabilities:	
Accounts Payable	$ 122
Commissions	3,788
Total Current Liabilities	$ 3,910

STOCKHOLDERS' EQUITY

Common Stock, par value $1.00		
Authorized	50,000 Shares	
Issued and Outstanding	11,000 Shares	$ 11,000
Retained Earnings		56,977
Total Stockholders' Equity		$ 67,977
Total Liabilities and Stockholders' Equity		$ 71,887

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2004

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2004	$ 11,000	$ 67,576	$ 78,576
Net Loss		(10,599)	(10,599)
Balance, December 31, 2004	$ 11,000	$ 56,977	$ 67,977

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2004

Commission Revenue	$ 1,096,801
Operating Expenses:	
Commissions	$ 942,093
Office Operations	54,695
Contract Services	35,000
Insurance	25,292
Regulatory Expense	14,989
Business Promotion and Travel	10,416
Computer Expense	7,060
Printing and Postage	6,961
Depreciation	6,885
Professional Fees	6,288
Auto Expense	3,182
Telephone	2,191
Education	990
Office Expense	342
Other Taxes	220
Total Operating Expenses	$ 1,116,604
Operating Loss	$ (19,803)
Other Income:	
Miscellaneous Income	$ 9,204
Total Other Income	$ 9,204
Net Loss	$ (10,599)

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Operating Activities Cash Flows:	
Net Loss	$ (10,599)
Add Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	$ 6,885
(Increase) Decrease in Certain Assets:	
Commissions Receivable	(4)
Prepaid Expenses	(3,646)
CSV Life Insurance	(1,204)
Increase (Decrease) in Certain Liabilities:	
Accounts Payable	(125)
Accrued Expenses	3
Total Adjustments	$ 1,909
Net Operating Activities Cash Flows	$ (8,690)
Investing Activities Cash Flows:	
Purchases of Assets	$ (4,065)
Net Investing Activities Cash Flows	$ (4,065)
Decrease in Cash	$ (12,755)
Cash, Beginning of Year	37,578
Cash, End of Year	$ 24,823

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note A: Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Nature of Business:

Haas Financial Products, Inc. is a registered broker-dealer of securities and a member of the National Association of Securities Dealers, Inc. (NASD).

Haas Financial Products, Inc. sells mutual funds, variable life insurance policies, variable annuities, and some direct participation programs. SEC Rule 15c3-1 details the net capital requirements the Company must meet. Haas Financial Products, Inc. has adopted the $5,000 minimum net capital requirement contained in that rule. This rule places significant restrictions on the manner in which it must handle customer funds and transact business. The Company does not collect any cash from its customers. Cash is paid by the customer directly to the issuing entity. The Company also does not hold any securities for customers or effect any financial transactions with its customers. It, therefore, conforms to the reserve exemption provision under rule 15c3-3.

Revenue Recognition:

The Company records commissions revenue when earned. Generally the earnings process is not complete until investments, placed on behalf of its customers, are accepted by the investment sponsor.

Property and Equipment:

Property and equipment are stated at cost and are being depreciated using accelerated methods for book purposes based upon their estimated useful lives.

Income Taxes:

Income taxes are provided at the applicable rates on the basis of items included in the determination of income for financial reporting purposes.

HAAS FINANCIAL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note B: Related Party Transactions:

The Company has entered into an agreement with various stockbrokers, including Shareholders, to pay commissions for services performed as a Registered Representative of the Company. The commission rates are dependent upon the individual broker's performance. The commissions paid to the Stockholders were $328,636, or about 35% of the total commissions expense for the year ended December 31, 2004.

The Company also is provided administrative and office support services from a related entity, one of whose owners is a stockholder. Total amounts paid under this arrangement amounted to $35,000 for the year ended December 31, 2004.

Note C: Subsequent Event:

Effective January 1, 2005, a commissioned representative of the Company became a 20% shareholder of the Corporation. This brings the total shareholder count to three.

AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Haas Financial Products, Inc.
Southfield, Michigan

Our audit of the basic financial statements included in the preceding section of this report was performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. We have found no material differences in the audited computations of the net capital. We have found no material inadequacies to exist.

Tassoni & Corbett, P.C.

Tassoni & Corbett, P.C.
Certified Public Accountants

January 14, 2005

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
For the Year Ended December 31, 2004

Total Assets	$ 71,887
Unallowable Assets	(11,392)
Unallowable Assets-Prepaids	(13,415)
Total Liabilities	(3,910)
Adjusted Net Capital	$ 28,717
Minimum Net Capital Requirement	5,000
Excess Net Capital	$ 38,170

The information on this statement is in agreement in all material respects with the unaudited Focus Report 2-A filed by the Company as of December 31, 2004. The year end audit adjustments for asset capitalization and depreciation, which are immaterial in amount, have been made in this calculation of the minimum capital requirement.

Refer to Independent Auditor's Report on Supplemental Information